LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222    Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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           LMS AND AON LAUNCH RISK MANAGEMENT INITIATIVE IN OBSTETRICS

FOR IMMEDIATE RELEASE

MONTREAL, QUEBEC, APRIL 19, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ, TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), today announced that it has entered into an agreement with Aon Risk Services, a subsidiary of Aon Corporation (NYSE:AOC), to assist hospitals improve their risk management profile in obstetrics.

Obstetrics is well recognized as a highly complex specialty where medical professionals are required to make repeated timely and precise interpretation of changing physiological markers for both mother and baby as labor evolves.
Failing to identify and or respond to any number of factors during labor and delivery can negatively impact outcomes. In addition, the absence of standardization of interpretation and care has led to the current overuse, under-use and misuse of clinical resources and interventions, all of which have placed a significant financial burden on medical staff and payors alike.

Over the past decade, obstetrics has become one of the most litigated areas in healthcare in the United States and elsewhere. It is therefore no surprise that hospitals, clinicians and risk managers are therefore looking to improve outcomes, increase patient safety and thus enhance their overall risk profile.

LMS specializes in risk management tools for obstetrics. These tools analyze the dynamics of physiological indicators during childbirth for mother and baby. CALM
Curve provides for the consistent and objective assessment of the progress of labor. Better labor assessment may lead to a more timely and appropriate use of cesarean sections. CALM Patterns provides objective, real-time detection, classification and labeling of fetal heart rate patterns. Better assessment of fetal distress may reduce the incidence and severity of birth related brain damage.

"LMS tools provide insight that will help clinical teams make the right decisions for their patients at the right time for the right reasons," said
Diane Cote, CEO of LMS. "This initiative with Aon provides a platform for healthcare facilities, their physicians, nurses, risk managers and insurers to work together in support of better outcomes, improved safety and reduced risk."

Aon Healthcare works with health care facilities across the United States to help them maximize their "return on risk" by analyzing their risk profiles, providing front-end tools and delivering process-driven products that support better access and affordability of insurance for institutions and practitioners alike. Given the often-direct correlation between the quality of medicine in an organization and the cost of risk, providers can no longer afford to treat the two as unrelated.

"Many providers are looking for ways to build risk reduction strategies that will yield improved actuarial loss projections," said Matthew Rice, a vice president with Aon Healthcare. "This is possible with the collaboration of forward-thinking underwriters, innovative product and service providers who structure their offering with

both quality and risk in mind, and internal and external data. Together with
LMS, Aon can bring innovative risk reduction solutions to obstetrical providers."

ABOUT LMS: LMS Medical Systems (www.lmsmedical.com) is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

ABOUT AON: Aon Corporation (www.aon.com) is a leading provider of risk management services, insurance and reinsurance brokerage, human capital and management consulting, and specialty insurance underwriting. The company employs approximately 48,000 professionals in its 500 offices in more than 120 countries. Backed by broad resources, industry knowledge and technical expertise, Aon professionals help a wide range of clients develop effective risk management and workforce productivity solutions.

Aon Healthcare is dedicated to solving business, patient outcome and human capital risk issues for health care. Aon Healthcare coordinates services of its national, regional and local expertise as a seamless team. Comprehensive expertise includes medical professional, managed care, captives, claims and risk control, benefits design and management, compensation consulting, HR, financial risk management, Return on Risk strategies, and change management.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.